UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company Corporate Taxpayer’s ID No. 60.746.948/0001-12

Cidade de Deus, Osasco, SP, February 3, 2016

Material Fact

Banco Bradesco S.A. informs the market, its shareholders and clients that the Company’s Board of Directors, in a meeting held on this date, registered proposal to increase the capital stock, with profit reserves and bonus stock, to be resolved by shareholders in the Special Shareholders’ Meeting to be cumulatively held with the Annual Shareholders’ Meeting on March 10, 2016, at 4 p.m., as follows:

Capital Stock Increase with profit reserves and bonus stock: increase the capital stock in R$8,000,000,000.00, increasing it from R$43,100,000,000.00 to R$51,100,000,000.00, with bonus stock, by means of capitalization of part of the balance of the “Profit Reserves – Statutory Reserve”, according to the provisions of Article 169 of Law No. 6,404/76, by issuing 504,872,885 new book-entry, registered shares, with no par value, of which 252,436,456 are common shares and 252,436,429 are preferred shares, to be attributed free of charge to shareholders at the ration of 1 new share to each 10 shares of the same type they hold on the record-date, observing that:

I.               Purposes: adjust the limit of the balance of the profits reserves of the Company to the provisions of Article 199 of Law No. 6,404/76 and to Article 28 of the Bylaws. In addition, a greater number of outstanding shares can lead to an increase in business and make it possible to adjust the price, making the unit price more attractive and accessible to a larger number of investors.

II.             Record Date of Entitlement to the Bonus Stock: it will be informed to the market after the respective process is approved by the Central Bank of Brazil.

III.           Trading: current shares shall continue to be traded entitled to bonus and the new shares will be available for trading after the approval of the respective process by the Central Bank of Brazil and inclusion in the shareholders’ position, to be notified to the market.

IV.           Bonus Shares Entitlement: they will be entitled to dividends and/or interest on shareholders’ equity to be declared as of the date of their inclusion in the shareholders’ position. They are also fully entitled to eventual advantages attributed to other shares as of the aforementioned date.

V.           Monthly Interest on Shareholders’ Equity: will be kept in R$0.017249826 per common share and R$0.018974809 per preferred share (gross), with payment by the net amount of R$0.014662352 per common share and R$0.016128588 per preferred share, already net of withholding income tax of 15% (fifteen per cent). They will continue to be paid according to the System for Payment of Monthly Dividends/Interest on Shareholders’ Equity. The withholding income tax does not apply to legal entities that are exempt from such taxation. In this way, the total amount paid monthly will change due to the larger number of shares issued.

./.

Publicly-Held Company Corporate Taxpayer’s ID No. 60.746.948/0001-12

Material Fact

.2.

VI.               Fractions of Shares: the bonus stock will occur in whole numbers. The remaining shares resulting from fractions of shares will be separated, grouped into whole numbers and sold in an auction to be held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (BM&FBOVESPA) - Securities, Commodities and Futures Exchange. After the necessary approval by the Central Bank of Brazil, and before the sale, Bradesco shall establish a period not inferior to 30 days, during which the shareholders may transfer the fractions of shares, according to Paragraph Three of Article 169 of Law No. 6,404/76. After the sale of shares, the respective amounts will be made available to shareholders entitled thereto. Further details shall be informed to shareholders in due course.

VII.             Cost of Bonus Shares: the cost attributed to bonus stock is R$15.845572693 per share, regardless of the type, pursuant to the provisions in Article 10 of Law No. 9,249, of December 26, 1995, and in Paragraph One of Article 47 of the Normative Ruling of the Brazilian Internal Revenue Service No. 1,022, of April 5, 2010.

VIII.           Additional Procedures – Payment of Fractions of Shares: the amounts arising from fractions of shares will be made available to shareholders, as follows:

a)        to shareholders whose shares are deposited at the Company and that keep their register and banking data updated, by means of credit in the current accounts in a Financial Institution they indicate. Those who do not have the data updated must present themselves at a Bradesco Branch on their preference bearing their Individual Taxpayer’s ID, Identification Document and proof of residence (utility bill) for record updating and receiving the respective amounts to which they are entitled; and

b)        to shareholders whose shares are deposited at the BM&FBOVESPA S.A., by means of Institutions and/or Brokerage Houses which keep their shareholding position in custody.

Eventual clarifications may be obtained on the Investor Relations website - www.bradesco.com.br/ir  or in the Bradesco’s Branches Network.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Managing Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 3, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.